REPORT

ON THE

CHINGOLO PROPERTY

PROVINCE OF JUJUY

ARGENTINA

FOR

CARDERO RESOURCE CORP.

1901-1177 WEST HASTINGS STREET

VANCOUVER, B.C.

V6E 2K3

BY

JAMES M. DAWSON, P.Eng.

Suite 860 – 625 Howe St.

Vancouver, B.C. V6C 2T6

and

MEGAN O’DONNELL, P.Geo..

P.O. Box 1184, 172 Williams Landing Road,

Gibsons B.C. V0N 1V0,

November 10, 2003

TABLE OF CONTENTS

Summary
Introduction and Terms of Reference
Disclaimer
Property Description and Location
Accessibility, Climate, Infrastructure and Physiography
History
Regional Geological Setting
Mineral Deposit Type
Property Geology and Mineralization
Exploration
Drilling
Sampling Method and Approach
Sample Preparation, Analyses and Security
Data Verification
Interpretation and Conclusions
Recommendations
Appendix A: Estimated Cost of Recommended Program
Appendix B: Drill Logs
Appendix C: Assay Results
Appendix D: References
Appendix E: Certificates of Authors

List of Maps Accompanying this Report

Figure 743B-03-1

Location Map

Figure 743B-03-2

Concession Map

Figure 743B-03-3

Regional Geology

Figure 743B-03-4

Geology and Mineralization-Main

Mineralized Area

Figure 743B-03-5

Sample Numbers-Main Mineralized Area

Figure 743B-03-6

Silver Geochemistry-Main Mineralized Area

Figure 743B-03-7

Copper Geochemistry-Main Mineralized Area

Figure 743B-03-8

Lead Geochemistry-Main Mineralized Area

Figure 743B-03-9

Pit Location Map-Detailed Grid Area

Figure 743B-03-10

Pit Geochemistry-Silver

Figure 743B-03-11

Pit Geochemistry-Copper

Figure 743B-03-12

Pit Geochemistry-Lead

Figure 743B-03-13

Pit Geochemistry-Zinc

Figure 743B-03-14

Pit Geochemistry-Antimony

Figure 743B-03-15

Pit Geochemistry-Arsenic

Figure 743B-03-16

Log For Drill Hole CH03-1

Figure 743B-03-17

Log For Drill Hole CH03-2

Figure 743B-03-18

Silver Values Greater Than 19PPM In Drill Holes

Figure 743B-03-19

Pyrite vs Silver in Drill Holes

Figure 743B-03-20

Copper vs Silver in Drill Holes

Figure 743B-03-21

Antimony vs Silver in Drill Holes

Figure 743B-03-22

Arsenic vs Silver in Drill Holes

Figure 743B 03-23

Copper vs Antimony in Drill Hole

Figure 743B-03-24

Lead vs Silver in Drill Holes

Summary

The Chingolo Property is located in the northwestern corner of Argentina.  It is situated in the “Puna”, an extension of the Bolivian altiplano at elevations varying from 4,200 to 4,700 meters.  Climate is arid and cool due to the elevations, however despite temperatures as low as minus 20o C in winters and occasional high winds, field work can be carried out year round.

The property consists of four contiguous mineral concessions owned or optioned by Cardero Resource Corp. aggregating an area of 22,843 hectares.  Access is by road from either San Salvador de Jujuy ( 260 Kilometers) or Salta (400 kilometers).  Driving times are 6 and 7 ½ hours respectively.  Although immediate infrastructure is lacking, gas pipelines, power lines, railroad and highway access to Chilean ports are relatively close by.

Silver mineralization was probably discovered on the property in the 1970’s but apart from routine property examinations there is no record of work other than minor trenching until 2002.  In late 2002 Cardero Resource Corp. optioned the core concession (Aguiliri) and acquired the surrounding ground by staking.

Between late 2002 and September 2003, Cardero completed an exploration program which consisted of geochemical soil sampling, reconnaissance mapping and prospecting, test pitting and limited core drilling.

The Chingolo property is underlain by a basement of Ordovician clastic sediments which form north trending ridges as at the nearby Providencia property.  Unconformably overlying this folded package is a sequence of Plio-Pleistocene conglomerates and sandstones which are usually preserved in fault bounded grabens.  Younger volcanic rocks of andesitic-dacitic composition as well as local ignimbrite sheets cover the sedimentary packages in the central and northwest portions of the concessions and obscure potential northerly extensions of the known mineralization.

The property contains a body of disseminated silver mineralization which has epithermal characteristics but which may be stratabound as it preferentially mineralizes portions of a late Tertiary coarsely clastic sedimentary unit.  The limits of the mineralization are poorly exposed on surface but mapping, surface geochemistry and trenching indicate that it may be as much as 1,500 meters long (N-S) and up to 250 meters wide.  Limited drilling has established that the mineralization extends at least locally to a depth of 150 meters.

Anomalous to low grade silver values occur over core lengths of as much as 110 meters.  However the best continuous intercepts are 77.7 meters at 25.9 g/t Ag in Hole 1 and two zones of 12.7 meters at 46.1 g/t Ag and 57.8 meters at 36.4 g/t Ag respectively in Hole 2.

The Chingolo property contains a large, potentially bulk mineable, silver deposit which is presently only poorly defined.  Its currently known grades are too low to support a viable mining operation.  However, higher grades may be present in parts of the system as yet untested.  An exploration program to evaluate this possibility is recommended, at an estimated cost of US$600,000 to the end of the first phase of drilling.

Introduction and Terms of Reference

The Chingolo property is a silver prospect located in the Puna region of northwestern Argentina.  This report reviews the geology and mineralization as currently known, as well as the results of a first phase exploration program completed on the property during the first half of 2003.

This report has been prepared on behalf of Cardero Resource Corp. and complies with the standards proposed for technical reports as outlined in National Policy Instrument 43-101.

The senior author traveled to Argentina and examined the property on June 30, 2003.  All aspects of the exploration program were reviewed with company geologists and the senior author was given access to all pertinent maps, drill logs, drill core, samples, reports and raw data.

This report is based on that information, an inspection of the property, observations during mapping, sampling and logging of drill core by the junior author and on the senior author’s experience and familiarity with mineral deposits in this region of Argentina as well as other showings and deposits of this type.

Disclaimer

For information relating to ownership of claims and permitting requirements for exploration on the property, the authors have relied on information provided by Cardero Resource Corp., which to the best of our knowledge and experience is correct. However, we disclaim responsibility for such information

Property Description and Location

The property is located in the northwestern corner of Argentina very near the borders with Chile and Bolivia (see Figure 743B-03-1).  It is situated roughly 200 kilometers WNW of the city of San Salvador de Jujuy and about 240 kilometers NW of the city of Salta, capital of the Province of Salta.  It is centered about geographic coordinates 230 14' south and 66o 53' west (see Figure 743B-03-2).

The property comprises an irregular rectangular block averaging about 16 kilometers (N-S) by about 13 kilometers (E-W).  Within this area there are a total of 4 concessions aggregating 22,843 hectares which are primarily owned outright by Cardero Resource Corp. (see table 1). These concessions grant subsurface mineral rights, but not surface rights. Concession data are as follows:

Name	Expediente No.	Type	Owner	Size
Unnamed	138-C-03	Cateo	Cardero	5,053 Ha.
Unnamed	137-C-03	Cateo	Cardero	2,740 Ha.
Unnamed	90-C-02	Cateo	Cardero	8,050 ha.
Aguiliri	129-C-97	Mina	Minera Cavok S.R.L.	7,000 Ha.

In Argentina, once a mineral concession has been formally and officially registered, the owner has certain obligations to the state in the form of cash payments (canons). In addition, there is a time limit to the exclusive rights of exploration granted by a cateo. As none of the Chingolo claims are formally and officially registered yet, neither the payment obligations nor the time limits on the cateos have yet commenced. No other party can claim mineral rights over the Cardero concessions during the interim in which formal registration is awaited.

All legal requirements on the properties have been fulfilled according to Argentine law and all contractual commitments with the owner of the one optioned concession have been met. A legal land survey of the property has not been performed, nor is it required at this stage.

There is an internal parcel of approximately 1,530 hectares (see Figure 743B-03-02) in the northerly portion of the property which is not controlled by Cardero Resource Corp.

The Chingolo property lies entirely within a nature reserve for the short-tailed chinchilla (reserva natural de la Chinchilla brevi caudata.) The reserve is very large, extending from the west edge of the Salar Olaruz to the Chilean border (Rojo, 2003.) Mining operations, including borax mines currently in production and placer gold operations intermittently in production, are present within the reserve.

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by road from the cities of San Salvador de Jujuy and Salta (see Figure 743B-03-1).  They are respectively 290 and 400 kilometers by gravel and paved roads from the main showing areas and driving times are 6 and 7 ½ hours respectively.

The property lies in the geographical area known as the Puna, a southern extension of the Bolivian altiplano.  The climate is typical of this region with notable temperature fluctuations, strong winds and low precipitation.  The summers (December-March) are moderate to cool with daytime temperatures being as high as 28o C, but dropping to below zero during the night.  During the winter months the highest daytime temperatures vary from 10-20o C in the afternoons but at night drop to as low as –20o C.  Throughout the year, strong winds prevail from the west.  The period of maximum precipitation occurs during the summer months as isolated, sometimes very violent afternoon thundershowers.  During the winter there are very light and rare snowfalls.

Due to the low rainfall, vegetation is scarce.  It consists of low growing, resinous shrubs locally known as “tolas” and used as fuel for heating by the local population.  Also commonly found in the Puna are hardy grasses known as “paja brava”.  The area is sparsely populated by herdsmen descended from the aboriginal peoples.  They make a subsistence living from small herds of llamas, goats and sheep.

The property is located about 30 kilometers south of the main national route between northern Argentina and the port of Antofagasta, Chile.  International airports service the cities of San Salvador de Jujuy and Salta with daily flights to Buenos Aires.  A railway line which connects the city of Salta to the port of Antofagasta, Chile lies about 120 kilometers by gravel road south of the property.  Two gas pipelines between Argentina and Chile pass through the property and there is a main power line between the two countries located about 100 kilometers to the south.

There is very little perennial water in the area with the Rio Rosario located about 50 kilometers to the northwest having varying amounts of water throughout the year.  Lago Guachalajte located within the property and the Salar de Jama located about 10 kilometers to the SSW contain brackish water at or near the surface.  There are a few permanent fresh water springs in the area sufficient for the present drilling requirements.

Topography in the region is gentle to moderate with maximum relief in the order of 750 meters (4,200 – 4,950 meters).  Locally some areas may be steep such as the north-trending range along the eastern border of the concessions.  However in the area of the showings, topography is gentle with the total elevation difference less than 100 meters.  The topography is reminiscent of the basin and range areas of Nevada, USA with linear ranges interspersed with wide gentle valleys.  This relief is modified somewhat by the effect of recent volcanic activity, which makes for local spectacular scenery.

History

There is no record of when silver mineralization was discovered at Chingolo, however it was probably found by prospectors looking for similar mineralization as that found at Providencia mine, about 20 kilometers to the ESE.  It was probably discovered at about the time exploration work was being carried out at the Aguiliri uranium occurrence (circa 1980) which is located about 5 kilometers SSE of the main Chingolo showings.  A number of drill holes were bored at the Aguiliri showing but no work has been carried out there since the early 1980’s.

Minor trenching was completed at the main Chingolo showings some time prior to 1997.  In that year an examination of the property with sampling of the trenches was completed by Corriente Resources Inc.  This work confirmed the presence of silver mineralization with values recorded as high as 1,770 g/t Ag.

The property was examined by Cardero Resource Corp. in early 2002 and an option agreement concluded on the core property (Aguiliri) in late 2002.  Subsequently additional ground was added by Cardero through staking (see Figure 743B-03-2).  Cardero completed a program of trenching, soil geochemistry, property mapping and core drilling during 2003.

Regional Geological Setting

The geological province of the Puna was described by Turner (1970).  It forms the southern end of the Bolivian Altiplano and corresponds to a belt, morphologically between the “Cordillera Oriental” to the east and passing transitionally into the “Sierras Pampeanas Septentrionales” to the south.  The puna is characterized by an elevated plateau with an average altitude of 4,000 meters above sea level.  The border between Argentina and Chile forms the western boundary, defined by volcanoes of the upper Cenozoic volcanic arc.

The basement is composed of marine sediments and low-grade metamorphic rocks, which are Ordovician in age and are highly deformed along the western margin.  These sediments overlie a metamorphic basement, which is identified in the north by the presence of xenoliths brought to surface by Tertiary volcanics, while in the south these metamorphic rocks are found in outcrop.

The geological province of the Puna has been subdivided into two sectors (Alonso et al. 1984) according to their regional geological characteristics, namely the Puna Septentrional or Puna Jujena and the Puna Austral or Puna Saltocatamarquena.  The oldest rocks outcropping in the Puna Jujena are Ordovician in age, while those in the Puna Saltocatamarquena are Proterozoic metamorphic rocks.  The Calama-Olalcapato-El Toro lineament forms the boundary between the two sub-provinces.  Other differences are an Ordovician eruptive belt in the south and the development of lower Quaternary basaltic volcanism related to an extensional event.

The general structural style in the Puna is that of the “Basin and range” type, with the elevation of northerly to southerly trending blocks and high angle reverse faulting causing the generation of depressions in which there are later development of salt pans (salars).  The northerly trending structures are cut by fractures and lineaments trending northwest to southeast and southwest to northeast.  The intersection of these structural systems generated the space required for the emplacement of intrusive bodies and the development of volcanoes, both of which played an important role in the metallogenic evolution of the Puna.  In the area of the Chingolo property the basement consists of an Ordovician marine sedimentary sequence (see Figure 743B-03-3).  The sediments were deposited in a platform environment and consist of turbidites and volcanoclastics with associated volcanics (Bahlburg 1988 & 1990), the thickness of which varies between 600 and 4,000 meters.  The sediments are interpreted to have been deposited in a rapidly subsiding trans-arc basin.  These sediments were later strongly deformed during the Ocloyic orogeny (late Ordovician-early Silurian).  The marine and continental sediments of the Salta Group (Pirgua, Balbuena and Santa Barbara Subgroups) overlie this basement, although there is no outcropping evidence of these in the immediate area of the Chingolo property.

During Tertiary time there was a period of intense magmatism which resulted in the eruption of thick sequences of acidic to basaltic volcanic rocks, associated with intrusive dacite bodies, volcanic centers (andesitic to dacitic in composition), extensive ignimbrite plateaus and basaltic-andesitic flows. These events are best expressed in the areas on and to the north of the Chingolo property. Fundamental northwest to southeast crustal lineaments such as the Calama-Olacapato-El Toro lineament allowed this magmatism to penetrate well east of the magmatic arc (Viramonte et al, 1984).  This magmatic activity has associated significant metallogenic events (Sureda, 1986 and Chernicoff et al., 2002).

The upper Tertiary is marked by significant accumulations of clastic sediments deposited in grabens or half grabens, bounded by northerly trending structures.  The sediments are composed of conglomerates, sandstones and siltstones related to an alluvial fan environment.  In some cases the sediments are mineralized such as at Eureka mine (Cu-Au?), Marta Elena (Cu), Providencia (Ag-Cu), Chingolo (Ag) and the southern zone of the intrusive bodies of Turi Tari (Ag-Cu).

Mineral Deposit Type

The style of silver mineralization at Chingolo is similar in a number of ways to that found at the nearby Providencia deposit.  It is preferentially hosted in Tertiary conglomerates; it is associated with elevated copper and antimony values and the mineralizing system is zoned with zinc forming a distinct distal halo to the core of silver mineralization and higher grade mineralization within the conglomerates seems to be concentrated along moderate to steep structures.

However, there appear to be important differences between Chingolo and Providencia.  Elevated lead values seem to be directly associated with silver mineralization at Chingolo, whereas they are part of a more distal zone situated between silver and zinc at Providencia.  Barite is important at Chingolo but not at Providencia; calcite forms a distal halo around the core silver mineralization at Chingolo but seems to be intimately associated with higher grade silver values at Providencia.  Strong acid leaching and concomitant clay alteration are associated with mineralization at Chingolo but apparently less so at Providencia.  Although poorly preserved, silicification appears to have been associated with silver mineralization at Chingolo but not at Providencia.  Pyrite mineralization averaging 2% by volume is spatially associated with silver mineralization at Chingolo but has not been reported at Providencia.  Chingolo is situated in the heart of a distinctly volcanic terrain, whereas Providencia is more removed from this volcanism.  The possibility that ring or radial fractures, heat and igneous fluids have contributed to the mineralizing event at Chingolo seems more likely.

The mineralization system at Providencia is not well understood.  It has affinities with low temperature redbed copper-silver deposits but with possible epithermal overtones.  Chingolo however sits squarely in a favorable epithermal setting and displays alteration assemblages that support an epithermal model for metal genesis.  It may be however that Chingolo represents an epithermal overprint on pre-existing low grade, copper-silver mineralization.

In the senior author’s experience, the closest analogs to the mineralizing system at Providencia are the Waterloo and Langtree deposits located in the Barstow district, California, USA.  There, stratabound, epithermal silver-barite mineralization is found in lacustrine sediments within a sequence of Tertiary andesitic volcanics.

Property Geology and Mineralization

The Chingolo property is underlain by a basement of Ordovician clastic sediments which form north-trending ridges as at the nearby Providencia property.  Unconformably overlying this folded package are a sequence of Plio-Pleistocean conglomerates and sandstones which are usually preserved in fault-bounded grabens.  Younger volcanic rocks of andesitic-dacitic composition as well as local ignimbrite sheets cover the sedimentary packages in the central and northwest portions of the concessions and largely mask potential northerly extensions of the known mineralization.

The central part of the Chingolo property is underlain by upper Tertiary conglomerates interbedded with sandstone horizons forming a package lithologically similar to the host rocks at the Providencia pits located about 20 kilometers to the SSE.  In contrast to Providencia, however conglomerates observed at surface and intersected in drilling are finer grained and of more distal provenance.  The main conglomerate package at Chingolo extends from surface to at least 145 meters below surface in the section drilled to date.  They are interpreted to be continental fanglomerates.

In the immediate area of known silver mineralization, these epiclastic rocks are bleached grey-green to pale grey in color.  Less altered epiclastic rocks to the east of the known mineralization are maroon in color.  The Chingolo mineralized area is indentifiable from a distance as an overall, pale yellowish grey, color anomaly, cross-cut by a black, manganese stained ridge and by the resistant knob of silicified and barite-veined conglomerate situated to the north of the manganese ridge.

At the south end of the Chingolo showings, the conglomerates are overlain (stratigraphically and structurally?) by biotite and quartz crystal dacitic tuffs.  To the east of the exposed conglomerates are four dacitic domes aligned in a northerly orientation.  Smaller dacitic domes are present to the east of the northerly aligned domes, perhaps controlled by NE and SE trending structures.  Calderas with dacitic necks form sub-circular, basinal depressions immediately north of the Chingolo showings.  To the north and west of this are younger composite volcanoes of andesitic to basaltic composition.  Tongues of these younger lavas reach into the older dacitic calderas.

Although much disrupted by volcanic features, the Tertiary epiclastic sediments lie in a northerly-trending trough between packages of Ordovician folded clastic sediments.  The eastern Ordovician ridges are exposed east of the aligned dacitic domes.  The western Ordovician ridges are situated between the mineralized area at Chingolo and Cerro de Jama (see figure 743B-03-3) and are overlain by younger, mafic volcanics.  The actual contacts between the Tertiary sediments and the Ordovician rocks are not exposed from mapping done to date.  Fractures and barite veins in surface outcrops at the main mineralized area on the Chingolo property display several orientations, including N, ENE, NE, E-ESE and SE.  Dips for these features are generally moderately to steeply to the east and north, although a few westerly dips have also been recorded.  Bedding planes, however appear to have a shallow dip and a low angle, structural fabric is also evident in the conglomerate outcrops.  Limited structural measurements from these shallowly-dipping features yielded conflicting orientations.  An easterly strike for the contact between conglomerate and southern tuffs within the area trenched can be inferred from the map pattern in trench geology, but the actual contact is not exposed at surface and the current map pattern may be as much a product of erosion as it is of structure.

The northerly trending Tertiary (Plio-Pleistocene) trough and associated structures are cross-cut by prominent, regional ENE, NE and WNW trending faults.  These structures also cross-cut the dacitic domes and associated ring patterns with some limited, apparent lateral displacement.  The WNW trending structures appear to cross-cut the ENE structures.  NE and WNW oriented structures appear to be roughly time equivalent.  All of these structures are in turn overlain by ignimbrites west of the property, and by younger, mafic volcanic features.  The Chingolo mineralized area is situated 17 km WNW of the Providencia mine area, within one of the most prominent WNW trending structural corridors which encompasses both occurrences.

There is a strong aeolian contribution to the overburden in the Chingolo area, particularly in the lee of any topographic features interrupting the prevailing WNW winds.  The combination of younger tuffs and sandy overburden will make geochemical exploration immediately south of the Chingolo trench area quite challenging.

At the Chingolo property, silver mineralization together with elevated pathfinder copper-lead-antimony values appears to be preferentially hosted within the conglomeratic rocks.

In addition to the silver mineralization within the Chingolo property, two other mineral occurrences are found within the concession boundaries.  A small hydrothermal borax mine (owned by other interests) is presently in production about 6 km NNE of the main area of silver mineralization (see Figure 743B-03-02),  A uranium occurrence (Aguiliri) is reported to occur on the flanks of the southernmost of the four dacitic domes, roughly 5 kilometers SSE of the silver mineralization.

Reconnaissance regional sampling has determined that the northerly aligned, dacitic volcanics carry relatively elevated arsenic values, including three samples exceeding 100 PPM As.  The highest of these, 631 PPM As was obtained from the dome immediately east of the main area of silver mineralization.  In addition, a selective grab sample of sandy tuff with malachite staining returned a value of 6.82% Cu; silver values from this sample are below detection limit.  This sample came from tuffs on the rim of an apparent (buried?) ring structure within a southwesterly draining valley where a thick section of tilted redbeds is exposed.  The location is within the overall, northerly-trending Tertiary trough roughly 7 kilometers south of the main Chingolo silver showings.

Exploration

Work performed by or on behalf of Cardero Resources Corp. at the Chingolo property during late 2002 and to the end of September 2003 included soil sampling, shallow mechanized trenching and limited core drilling.  Reconnaissance mapping and prospecting was completed by O’Donnell in March 2003 and a short program of check sampling and mapping was performed by personnel of Equity Engineering in August-September 2003.  The following is a summary of work completed to the end of June 2003:

Type	Work	Samples	Best Results
Soil	200m spacing	54 samples	2 samples above detection limit up 11.4 PPM Ag
Trenching	190 pits, total volume 742m3	188 grab samples	9 samples >50 PPM Ag, up to 85.2PPM Ag
Drilling	2 holes, 482.1m	458 core samples	26 samples >=50 PPM Ag, including 5>100 PPM Ag, up to 167 ppm Ag

Soil Sampling Program

The soil sampling program, managed by geological consultant Hector Vittone, took place late in 2002.  Soil samples were collected using hand tools, from shallow pits at 200m intervals on an orthogonal grid pattern, and marked in the field with 1m 5cm x 5cm wooden stakes.  Fifty-four samples were collected in this pattern, covering an area extending 1600m at 004o by 1000m at 094o (160 ha.)  An additional 7 samples were collected from the area and analyzed with the rest.  It is unclear whether these additional samples are duplicates, selective grab samples of rock fragments, or samples from nearby but separate locations.  Unfortunately, there do not appear to be field notes of any kind describing either sample material or sample setting for the soil samples.

Trenching Program

The northerly-trending locus of elevated silver, lead, antimony and arsenic values in soil at the main showing at Chingolo formed the target for more detailed investigation through trenching.  This was accomplished with a backhoe/excavator.

One hundred ninety pits were excavated, with a total volume of 742m3.  Pits averaged 4.1m long by 0.5m wide by 1.7m deep, but ranged from 2 to 50m in length, and from 0.2 to 4m in depth.  Two of the historical pits were partially re-opened.  Most pits were oriented with their long axes in a generally northerly direction, presumably to expedite the digging, rather than from any geological considerations.  A few longer cross-pits were oriented in an easterly direction to explore for the eastern limits of the clay alteration and bleaching associated with the mineralizing system.  Pits along the manganese ridge were oriented in a northeasterly direction, again to expedite digging.  Pit spacing was variable, as close as every 20m in the main corridor, but widened to every 40m in flanking areas.  The depth of the pits was determined by the depth at which the pit material became too hard to be broken by the excavator (less weathered bedrock or duricrust).  In a few cases of deep overburden, the depth of the pits was limited by the reach of the bucket and the stability of the pit walls.

Each pit was a assigned a unique arbitrary number (M1 through to M190).  The number is also inscribed on the bottom of a stone with felt marker.  The labeled rock was placed at the top of a small cairn at the south or west end of each pit.  WGS84 UTM coordinates for the south or west end of each pit were measured using a hand-held, non-differential GPS unit.  The accuracy of these coordinates is estimated to be about +/- 8m.  Elevations from both the GPS unit and the altimeter were unreliable.

Excavated material was carefully piled beside the respective pits.  However, one scoop from midway down, and one scoop from the bottom of the pit were each placed in separate piles to the side.  The scoop from the bottom of the pit became the source material for the samples sent out for geochemical analysis.  All trench samples were grab samples from this bottom-scoop material.

Twelve pits were not sampled: 5 in overburden (M64, M116, M138, M161 and M164), 4 in sandy tuff (M159, M177, M178 and M179), and 3 in close promimity to other pits that had been sampled (M12, M132 and M146).

A total of 188 grab samples were collected from material scooped from the bottom of the trenches.

Geological Trench Results

A relatively limited suite of Tertiary lithologies is exposed in the trenches:

smCGM: this is a small-pebble, piedmont fan conglomerate.  Clasts are poorly sorted, angular to rounded pebbles to small cobbles from Ordovician protoliths, matrix-supported in a poorly sorted sand and clay matrix.  Occasionally, horizons with moderate sized cobbles were observed (mCGM), but these did not form mappable units, and may reflect channels in the fanglomerate.  The unit is extensive, and seems to comprise relatively distal fanglomerate facies.  It is exposed in both trenches and outcrop, and forms the primary host for mineralization in the trench area.

smCGMss: this unit has finer sand and silt horizons interbedded with the pebble conglomerates, and in many cases the conglomerate facies have fewer clasts (ie are more matric-rich) than elsewhere.  Contacts are transitional between more closely packed conglomerate horizons on one hand, and dominantly sand and siltstone horizons on the other.

SS/SLT:  Poorly sorted, poorly cemented sand, silt and clay.  As conglomeratic clasts become fewer and fewer, this becomes a unit in its own right.  However, it is poorly represented, except as narrow interbeds, in the near-surface trench environment.  There may be a tuffaceous component in some of these horizons.

DVT- dacitic tuff: sandy tuffs and tuffaceous sand and siltstones form the dominant lithology at the southern end of the trench area, where they are exposed both in trenches and in small outcrops.  The tuffs are characterized by small biotite and quartz crystals, and markedly subdued trace element geochemistry.  The southern tuffs appear to overlie the conglomerates, and this relationship may be stratigraphic as well as structural.

In the central parts of the trench area, the conglomeratic rocks are bleached, pervasively silicified, and mineralized with pale buff to white barite in narrow veins, coarse clots, and disseminated clusters of bladed crystals.  These form resistant outcrop knobs and pavements.

Surrounding and below the silicified zone are rocks showing varying degrees of bleaching and clay alteration.  The more intensely altered rocks are white to pale grey, and contain barely discernible ghosts of pebbles.  As intensity of alteration decreases, particularly to the east, the pebbles start to retain some of their original color, and the alteration generally becomes confined to matrix material and fine fractures in the clasts.  The trenches cross the clay alteration front to the east, but do not reach the far side of the clay alteration front either to the north or to the west.  The tuffs to the south appear to be unaffected by the clay alteration event, but this seems to be due to a structural or stratigraphic superposition of younger rocks rather than the limit of clay alteration  contemporaneous with the mineralizing event.

Conglomerate rocks and overburden in the eastern trenches are noticeably maroon in color.  A gradational contact between pale grey or grey-green altered rocks and maroon rocks strikes in a generally northerly direction, with westerly trending apophyses and patches in the manganese ridge area.  It is truncated by the appearance of tuffs to the south.  While pebbles are pale grey or grey-green in the central trench areas, the cores of many bleached pebbles along the eastern limits of the clay alteration front are maroon in colour.  This suggests that the maroon coloration pre-dates the clay alteration.

There is a highly calcareous outcrop of coarse, poorly sorted tuffs and volcanic sediments situated near the leading (north) edge of the tuff exposure, ie near the contact between the tuffs to the south and the conglomerates to the north.  These are the only calcareous rocks observed in either the trenches or the outcrops in the trench area.  Tuffs to the south and east are not calcareous at surface, nor are conglomerates and sandstones to the north.  It is not easy to know whether this calcite is fugitive calcite associated with the silver mineralizing event, or whether it is younger calcite associated with recent spring activity.  However, the calcite in question is situated along what is interpreted to be a post-mineralization contact, and recent (post-mineralization) travertine deposits are seen on the Chingolo property both to the north and to the south of the Chingolo silver showings.  This suggests that this calcite is unrelated to, or at best re-mobilized from the mineralization event.

Chemical Weathering

In the south-central regions of the trench area, and downhill from the silicified knob is an expanse of yellow iron duricrust, sometimes immediately at surface, and sometimes a metre or two below the surface.  The duricrust is thin, ranging from a few centimeters to almost a metre in thickness, and may comprise several individual horizons.  It has formed in both bedrock and what appears to be overburden.  In peripheral areas, incipient duricrust is expressed as a network of iron hydroxides.  The better developed duricrusts carry abundant pale buff to white barite in coarse clots and disseminated clusters of bladed crystals.  Outside the main areas of duricrust development, particularly to the north, fine fractures in the conglomerate are filled with jarosite.  This jarosite plus the presence of the duricrust suggest that a concentration of iron sulfides may lie below the trench area.

In the manganese ridge area, there is a limited amount of manganese plus iron duricrust exposed in some of the trenches.  In addition, manganese minerals form thin but noticeable black surface stains draping over the “manganese” ridge, and “flowing” down outwash drainages.  Manganese minerals coat pebbles in the conglomerate at shallow levels, but the manganese minerals do not persist to depth.  Distal to the main area of manganese stain, and intimately associated with maroon conglomerates, low percentages of dendritic manganese minerals are found on clasts and fractures.

Geochemical Trench Results

Silver values ranged from below detection limits (<5PPM Ag) to a high of 85.2 PPM Ag (Sample CHU-10, pit 20).  Nine samples returned silver values exceeding 50 PPM Ag.

Table: Trench samples returning>50 PPM Ag

Sample	Pit#	Rock	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
CHU-10	20	smCGM	85.2	337	4490	108	752	623
CHA-10A	22	smCGM	83.4	101	3170	82	394	239
M3-206	11	smCGM	81	115	2560	103	147	223
M3-229	105	Duricrust	75	154	5210	412	471	494
CHT-4	6	smCGM	63	232	3600	100	476	164
M3-223	20	smCGM	61	218	3530	71	526	292
M3-238	109	smCGM	59	146	5430	90	200	552
M3-207	2	smCGM	57	57	7900	214	143	95
CHMN-04	134	smCGM	56.8	209	609	628	832	505

Field duplicates were taken from five trenches, four of which had returned >50 PPM Ag in the initial sampling.  Only one of the duplicates from the higher grade trenches (from trench 20) returned similar silver values to those obtained in the initial sample (61 PPM Ag vs 85.2 PPM Ag).  In the remainder of the field duplicates from higher grade trenches, the second samples returned substantially lower silver values than the initial sample.  The fact that values exceeding 50 PPM Ag were obtained independently from both sampling periods confirms that silver is present.  The difficulty in reproducing higher grade silver values must stem from the relationship between the sampling procedures and the distribution of silver.  Rather than being evenly disseminated in the host rock, silver mineralization in the trenches appears to be nuggety in its character, and possibly controlled by discrete features such as veinlets whose spacing is wider than could be represented in the grab samples.

Fortunately, the overall map pattern for the distribution of elevated silver values from trench samples remains essentially unchanged when the lower duplicate values are plotted in place of the higher values.

Table: Duplicate field samples from trenches

Sample	Pit #	Rock	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
CHU-10	20	smCGM	85.2	337	4490	108	752	623
M3-223	20	smCGM	61	218	3530	71	526	292
CHA-10A	22	smCGM	83.4	101	82	3170	394	239
CHA-10B	22	smCGM	12.6	115	83	1400	177	127
M3-222	22	smCGM	8	25	58	983	145	49
CHA-5	28	smCGM	5.8	259	145	1480	630	187
M3-221	28	smCGM	13	83	89	1415	629	134
CHMN-04	134	smCGM	56.8	209	609	628	832	505
M3-227	134	smCGM	27	40	628	419	1405	418
CHA-13	187	smCGM	17	106	149	1880	113	91
M3-289	187	smCGM	9	68	138	2040	62	41

Silver Trends

The map pattern for silver in trenches shows that the geochemical anomaly outlined by silver values >/=19 PPM Ag is closed to the south, and mostly closed to the east with the exception of a narrow SE-trending corridor at about 7434600N.  However, the anomaly remains open and untested to the north and the northwest, beneath the gas pipeline.

Several trends can be discerned within the map pattern for silver geochemistry as it presently stands:

NNE Trend

There appears to be a broad, overall north-northeasterly trend to the distribution of elevated silver values extending for 380m along the northwestern limit of the trenching.  Because the anomaly is open to the northwest, it is probable that this feature would become more of an irregular ovoid in its surface expression with further sampling.  The prominent silicified outcrop of conglomerate cut by several barite vein sets is centrally located within this geochemical feature.  The region where the best development of iron duricrust can be found is also within this feature, further to the south.  The feature is interrupted by a NW-trending, narrow geochemical low that coincides with an overburden-filled gully draining downhill to the northwest.

Northerly Trend

The broad NNE-trending geochemical feature intersects a northerly trending but discontinuous series of elevated silver values extending for an overall length of 510m.  Again, the discontinuities in the distribution of elevated silver values are generally congruent with gullies carrying deeper overburden and deeper weathering.  Both of the soil samples exceeding 5 PPM Ag fall within this northerly trending feature in the trench geochemistry.

Inner Detail

The apical point of intersection between the northerly and NNE trends is a partly open probably ovoid geochemical anomaly in silver, and also a region yielding a distinct cluster of elevated values in copper.  This intersection feature is at least 100m x 60m in size where it has been sampled thus far, and includes 8 trenches returning >20 PPM Ag.  Two of the historical trenches are also located in this area.  The soil sample returning 5.1 PPM Ag falls within this feature.

Within the northerly trending area of elevated silver values, and in some cases extending to the NNE trend are concentrations of higher silver values that may reflect some underlying structural controls on the distribution of the best silver values.  Caution is required in pursuing these interpretations, because the sample material from the trenches is not uniformly weathered and hence not uniformly leached.  That being said, the orientations are similar to vein and fracture orientations measured in bedrock, and so are worth considering.  The strongest feature is a linear trend at about 105o cutting both the northerly and the north-northeasterly silver trends in the vicinity of the prominent silicified conglomerate outcrop.  This ESE-trending feature terminates abruptly at the eastern limit of the northerly trending anomaly, but is open to the west.  Where tested, the feature extends for 180m.  It comprises the results from 6 trenches, of which 3 returned values >50 PPM Ag.  The soil sample returning 11.4 PPM Ag lies just south of this trend, where there is either a widening in the feature or an intersection between northerly trends and the ESE trend.

Although somewhat lower grade than the others, the next best-developed linear detail in the distribution of silver extends for 170m at 016o, straddling the manganese ridge.  This feature comprises results from 5 trenches, of which 1 returned silver values >50 PPM Ag.

There are two or possibly 3 additional linear features formed by 2-point anomalies.  One extends for 30m at about 006o, another for 40m at 322o.  The third is more speculative.  It may be a widening in the 105o feature, or it may be a cross-cutting feature running 30m at 006o.  In the case of these 2-point anomalies, the apparent trend could well be an artifact of trench locations.

Pathfinder Geochemistry

Elevated silver geochemistry from trench samples showed moderate positive correlations with both copper and lead (.6437 and .6484 respectively).  However, the correlation between copper and lead themselves, is only .4248.  Zinc shows a negative correlation with silver, which suggests zoning within the system.

Trench Geochemical Correlations

	Ag PPM	Cu PPM	Zn PPM	Pb PPM	As PPM	Sb PPM
Ag PPM	1
Cu PPM	0.643692	1
Zn PPM	-0.09701	0.042914
Pb PPM	0.648447	0.424795	-0.09179	1
As PPM	0.108635	0.162843	0.599908	0.043934	1
Sb PPM	0.496866	0.453621	0.243829	0.415529	0.289537	1

Copper

Copper values from trench samples, while higher than those obtained from the soil samples, were still fairly subdued and somewhat scattered in their distribution.  Nevertheless, the overall pattern of a NNE trend intersecting a more discontinuous northerly trend can be seen in the distribution of trenches returning greater than 100 PPM Cu.  Thirteen trench samples returned >200 PPM Cu, up to a maximum of 337 PPM Cu (sample U-10 from trench 20).  All but 2 of these 13 samples also returned elevated Ag values >20 PPM Ag.  The sample with the highest copper result (U-10) returned a silver value of 85.2 PPM Ag.

In map pattern, the most striking cluster of elevated copper values corresponds to the feature with elevated silver geochemistry at the intersection of the NNE and northerly trends in elevated silver results.  Six trenches in this area returned >200 PPM Cu.  A seventh trench returning 211 PPM Cu extends the copper anomaly to the SSW along the “NNE” silver trend.

Two trenches along the 105o silver trend returned copper values >200 PPM Cu, including sample U-10, with the highest copper value from the trenches (337 PPM Cu).

The remaining 3 trenches returning >200 PPM Cu are situated within the 0160 feature with elevated silver values straddling the manganese ridge.

Lead

There is quite a widespread region returning elevated lead values from the trench samples.  Fifty-seven trench samples returned lead values greater than 1000 PPM Pb.  Nine trench samples returned lead values >5000 PPM Pb, up to a maximum of 8,510 PPM Pb (sample M3-230 from pit 106).  There is a strong association of lead with barite mineralization.

The strongest cluster of elevated lead values lies at the southern end of the NNE-trending silver feature, where six trenches returned values >/=4700 PPM Pb up to 8510 PPM Pb.  The NNE silver feature can also be traced in the elevated Pb values, but is more poorly developed at its north end than it is in silver and copper.  Instead, there is a little satellite of moderately elevated lead values (1120 to 1720 PPM Pb) located to the NE of the silver plus copper cluster suggestive of a more distal extension of the feature.

The northerly trend is visible in elevated lead values, but is more complex and discontinuous, with satellite features to the south and east of the silver anomalies. It suggests that there are two distinct phases of lead mineralization: one spatially associated with silver mineralization, and the other a more distal part of the mineralizing system, where silver is generally weak or absent.

Zinc

The strongest cluster of elevated zinc values from the trench sampling occurs to the south of the northerly trending silver feature and is interdigitated with that same silver feature north of the manganese ridge.  Twenty-four trenches in the southern area returned zinc values >470 PPM Zn, with some of the highest values clustered at the south end of the feature: 6 trenches returning >1000 PPM Zn to the high of 3120 PPM Zn (CHA-25).  It should be noted that the trenches do not cover a wide enough area to delineate this zinc feature: it is open both to the west and the east.  However, even the zinc values are abruptly cut off to the south at the contact with the overlying dacitic tuffs.

There are some scattered zinc values >470 PPM Zn east of the silver anomalies in the central portions of the grid, and a few more just northeast of the intersection of the NNE and northerly silver trends.

The core regions of the NNE and northerly silver trends are expressed as relative lows in zinc.

There appear to be two aspects to the distribution of elevated zinc values in the trench geochemistry.  Firstly, the silver mineralizing system appears to be zoned, with zinc dominating in more distal parts of the system where silver, copper, and to a lesser extent lead values have dropped off.

In addition to this, there may be remobilized zinc present.  It is strongly developed on the manganese ridge, where weathering is quite deep, and it seems to favor lithologies with sandy and ashy interbeds, whereas the better silver-copper-lead values were obtained from thicker conglomeratic horizons.

Arsenic

Arsenic shows a stronger correlation with zinc than it does for any other of the elements for which the trench samples were analyzed, although even that correlation is fairly weak (.5999).  Like zinc, arsenic is strongly clustered to the south of the northerly trending silver anomaly, where 8 trenches returned arsenic values >500 PPM As, including 3 values >2000 PPM As up to the trench program maximum of 4720 PPM As (sample A26 from pit 167).  There is also a fairly strong arsenic anomaly, with 4 trenches returning >1000 PPM As situated parallel to but east of the northerly trending silver feature.  This latter arsenic anomaly is open to the east.  As with the other elements for which trench samples were analyzed, arsenic values drop off sharply south of the contact with the overlying dacitic tuffs.

The relationship between somewhat elevated arsenic values (400 PPM As to 899 PPM As) and the NNE silver trend is different.  Here somewhat elevated arsenic values are both coincident with and flanking the elevated silver values.  This suggests that it is possible that the silver mineralogy is slightly different in the NNE silver trend than it is in the northerly silver trend.  Thin section and microprobe work would be required to resolve this kind of a question.

Antimony

Antimony values from the trench samples ranged up to 808 PPM Sb, with 13 samples returning >400 PPM Sb.  Like arsenic, antimony appears to have an ambivalent distribution in the trench samples.  From the manganese ridge to the south, antimony appears to flank the northerly trending silver feature, as a more distal element in a zoned mineralizing system.  A similar relationship holds at the far north end of the northerly trending silver feature, where antimony forms an eastern flank.  However, in the NNE trending silver feature samples returning elevated antimony values are coincident with some, but not all, of those that returned elevated silver.  This further corroborates the possibility that the silver mineralogy in the NNE system may be slightly different from that in the northerly trending system.

Drilling

During April and May, 2003, two holes totaling 481.1m were drilled at Chingolo to test for silver mineralization: CH03-1 and CH03-2.  Falcon Drilling performed the work using a Falcon F-2000 hydraulic drill recovering HTT core.  A 5-ft triple core tube with a split inner sleeve was used in order both to maximize core recovery and to minimize damage to soft or rubbly core during its removal from the tube.  HTT core is slightly smaller in diameter than conventional HQ core.

Drill Summary

Hole No.	WGS84_E	WGS84_N	Elev(m)	Dip	Az	EOH(m)
CH03-1	709997	7434727	4285	-50	270	241.0
CH03-2	710037	7434727	4285	-60	270	241.1

Operations were based from the camp at Providencia Mine, with workers commuting to Chingolo on a daily basis.  The drill was mobilized to within 2 kilometers of the drill sites by tractor trailer, beyond which the trailer was unhitched from the truck and pulled by D&H Caterpiller bulldozer.  No improved roads were constructed, and the terrain in the immediate Chingolo area was gentle and barren enough to permit cross-country travel in the 4WD pick-up trucks used for crew-change etc.  Diesel fuel was stored on-site at Chingolo in a tank trailer.

The drill operated 24 hours per day in two 12-hour shifts comprising one Canadian driller and two Argentinian helpers on each shift.  Pad preparation and drill moves were accomplished using the cat.  Water for the drilling operations was purchased from Marcos Cruz, who controls water from a flowing spring in Jama.  Water was trucked the 13 kilometers from Jama to Chingolo about 4 times per day.  The drill operation consumed about 30,000 litres of water per 24 hours of drilling.

Caving, swelling clay, and washing were experienced in various sections of both drill holes.  Bentonite and various polymers were used to help stabilize the hole walls and aid core recovery.  In CH03-2, cementing was also necessary.  The contractor was cognizant of the metal suite for which the core was being analyzed, and made an effort to avoid additives that would contaminate the core with trace metals.  In particular, care was taken to use non-metallic lubricants on the rod threads.

At this early stage of exploration, only rudimentary geotechnical information (recovery and RQD) was logged.  Recovery in the HTT core averaged 95% in both holes.  When it became necessary to reduce to NTT core in CH03-2, recovery dropped to 75%.  Late fault gouge and certain very poorly cemented horizons within the sandstones proved difficult to recover in HTT core, and nearly impossible to recover in NTT core.

A simple RQD consisting of the cumulative length of core pieces greater than 10cm in unbroken length from each drill run expressed as a percent was measured and calculated.  RQD averaged 66% in CH03-1, and 62% in CH03-2.  Although not systematically measured, much of the core in both CH03-1 and CH03-2 was soft and/or crumbly.

Only 2 holes of a planned 2 fence, 6 hole  program were completed.  The concept tested was that of a steep northerly trending epithermal system within which higher grade silver values were expected to be further controlled by host lithology with the conglomerate being the more favorable host and by fault, fraction and vein networks.  At surface, fracture and barite vein orientations included N, ENE, NE, E-ESE, and SE.  Dips were generally moderate to steep to the east and the north.  There were also shallow bedding planes and a shallow structural fabric (inherited from thrust events?) to consider, for which the limited structural measurements gave conflicting orientations.  It was understood at the outset that no one drill orientation could adequately test all these orientations at the same time.  The first pass drilling was laid out to test the main northerly trending body of the system, and most structural orientations except those with strikes close to easterly in direction.  In addition to the primary mission of exploring for silver mineralization, the concept test was designed to probe, if possible, how thick the package of favorable conglomerates might be, where the outer limits of the main alteration and mineralizing system were, and whether the caliber of silver mineralization increased with depth.

Drill collars were chained from the trenches on the ground.  CH03-1 was collared 4.5m south of and 17m east of the south end of trench M22 (83.4PPM Ag).  CH03-2 was collared 40m back (east) and on section from CH03-1.  The third hole in the section, which would have tested beneath the silicified conglomerate outcrop at shallower depths, was never drilled.

Collar locations are marked on the ground with a 1m x 5cm x 5cm wooden stake onto which a labeled aluminum tag has been stapled.  The holes themselves are each covered with a large rock.  The casing has been removed, but the drill holes have not been plugged or cemented.

Geological Drill Results

Both CH03-1 and CH03-2 were collared in an upper package of matrix-supported Tertiary conglomerates (CGM) with variable small to moderate-sized subrounded to angular pebbles of Ordovician provenance in a poorly cemented sandy matrix.  In general, centimeter to meter scale sandstone/siltstone interbeds become increasingly abundant with depth (CGMss), but with some repetition of the conglomerates within sequence.  The matrix is generally sandy, and as sandstone/siltstone interbeds increase, so too does the percentage of matrix material within the conglomerate.  Near the bottom of CH03-2, these finer sediments eventually dominate, in a package of sandstone/siltstone (SS/SLT) with sparse narrow conglomeratic interbeds.  The contact between the overall conglomeratic package and the dominantly sandstone package lies about 200m below surface on this section.  The conglomerates are interpreted to be range-front fan deposits.

Despite the gross fining of the overall sequence with depth, bedding within individual beds generally fines upwards, and the sequence is interpreted to be facing upwards.  Core angles suggest that the overall bedding has gentle easterly apparent dips in the place of the drill section.  In some places there are radical departures from this bedding orientation.  There are various possible interpretations of this, including cross-bedding and the possible rotation of the bedding within brittle fault blocks.

Both holes intersect a horizon with intense pervasive clay alteration that obliterates all primary fabric.  Below this clay horizon, the CGM-CGMss sequence is repeated.  The protolith in this clay-altered region was probably matrix-rich CGMss.  In CH03-2 ghosts of conglomeratic pebbles become visible near the bottom of the clay-altered section.

In CH03-1 two very narrow (10cm) igneous horizons were intersected.  They are interpreted to be dacitic dykes or sills.  However, it is also possible that they are cobbles within the conglomerate.  The igneous rocks were not observed in CH03-2.  However, if they are steeply inclined, they would have been intersected by CH03-2 within the zone of intense pervasive clay alteration.

Weathering and Oxidation

Where tested by CH03-1 and CH03-2, the oxide zone is about 20m thick.  Within this horizon, no sulfides are preserved, and Cu-Ag geochemistry may be subdued due to leaching.  Overburden is shallow, averaging about 2m in this area.  Weathered iron assemblages include jarosite, red hematite, goethite, and limonite.  Specular hematite is sometimes disseminated in less altered and less weathered clasts.  Low percentages of black sooty manganese minerals coat fractures within the oxidized zone.  Manganese is more abundant in CH03-2 than it is in CH03-1.

Below about 20m, sulfides are well preserved, although rusty weathering products of iron minerals can be seen on fractures at considerable depths, and occasionally sparse dendritic manganese minerals are present on fractures as well.  The rocks have been bleached and strongly altered, and are generally pale grey to grey green in color.

In the lowest reaches of both CH03-1 and CH03-2, the drill holes pass out of the grey-green alteration envelope, and enter a sequence of redbeds (CGMss and SS/SLT).  The contact between grey-green and red rocks, ie a western limit of bleaching alteration, is gradational and discordant.  The contact has an apparent dip of about 600 east in the plane of the drilling.  However, exact positioning of the alteration contacts may have been off-set by late faulting.  Higher up in the drill holes, still within the alteration envelope, clasts with red or maroon cores and bleached rims can be observed, suggesting the possibility that the entire sequence was once part of a redbed package.  In this case, the corresponding eastern limit of bleaching alteration must still lie to the east of the holes drilled to date.  (The eastern limit may have westerly dips).

Sulfide mineralization and trace metal geochemistry are both very subdued within the lower redbeds.

Table Summary Drill Geology

Litho	Description	CH03-1			CH03-2
		From (m)	To	Length	From (m)	To	length
Ovb	Overburden	0	2.95	1.52	0	1.75	1.75
CGM	Dominantly small conglomerate w/sparse sandy/silty interbeds	2.95	95.6	92.65	1.75	77	75.25
smCGMss	>5% fg sandy/silt/clay interbeds	95.6	103	7.4	77	106.7	29.7
Clay	Fg, intense clay alt	103	106.1	3	106.7	147	40.3
CGM	Dominantly small conglomerate w/sparse sand/silty interbeds	106.1	131	25	147	218	72
smCGMss	>5% fg sandy/silt/clay interbeds	131	143.65	12.65	218	229.6	11.6
Cgm	Dominantly small conglomerate w/sparse sandy/silty interbeds	143.65	165	21.35	------
smCGMss	>5% fg sandy/silt/clay interbeds	165	241	76	--------
SS/SLT	Mostly SS/SLT	-----			229.6	241.1	11.7

Table: Alteration and Redox Conditions

	CH03-1			CH03-2
	From (m)	To	Length (m)	From (m)	To	Length (m)
Weathered/oxidized (no sulfides)	0	27.4	27.4	0	18.4	18.4
1st appearance of sulfides	27.4			18.4
Altered and sulfides present	27.4	162	134.6	18.4	212	193.6
Gradational to red	162	179.45	17.45	212	218.7	6.7
Dominantly red (less altered)	179.45	241	61.59	218.7	241.1	22.3

Geochemical Drill Results

Silver values from the drilling are comparable to and somewhat higher than silver results from the surface trenches, ranging up to a maximum value of 167 PPM Ag/1.0m core length.  Eight samples from CH03-1 returned >50 PPM Ag/1.0m core length, including one sample that returned >100 PPM Ag/1.0m core length (sample M69051 with 124 PPM Ag/10m core length).  CH03-2 was more strongly mineralized: 18 samples returned >/=50 PPM Ag. Of which 4 exceeded 100 PPM Ag (M69311 with 131 PPM Ag/0.9m core length, M69376 with 121 PPM Ag/1.0m core length, M69404 with 139 PPM Ag/1.0m core length, and M69419 with 167 PPM Ag/1.0m core length). At present there is insufficient strike information from drilling to permit reliable estimates of the true width of intercepts encountered in core.

Elevated silver values are discontinuously distributed within a mineralized corridor at least 100m in apparent thickness and with an apparent dip of amount 45o east in the plane of the drilling.  The corridor extends to surface, has been tested to a vertical depth of 145m below surface in the drilling to date, and remains open to depth down dip.  Additional drilling would be required to determine true strikes, dips, and thicknesses for this corridor, and whether it were a roughly planar body, or some other shape in three dimensions.

Within this corridor, there are at least 3 clusters of elevated silver values exceeding 19 PPM Ag, as well as several isolated spikes of comparable magnitudes of silver mineralization.  The highest silver values (>100 PPM Ag) are associated with the clusters.  Overall, the deeper of the two holes (CH03-2) showed a more coherent development of clustered silver values, and returned higher silver grades than the shallower hole (CH03-1).  CH03-2 also shows a broader alteration envelope expressed as sulfide distribution and elevated trace element geochemistry, for which low but above background silver values extend to the end of the hole.

Table: Silver >/=50 PPM Ag in CH03-1

From	To	Core Length	Sample	Ag PPM	notes
51.3	52.3	1	M-69051	124	Vein barite
62.8	63.8	1	M-69064	59	Vein barite; A’(andM20?)
74.8	75.8	1	M-69077	60	Vein barite
78.8	79.8	1	M-69081	69	Vein barite
86.8	87.8	1	M-69090	62	Vein barite; B’ (and M11?)
91.8	92.8	1	M-69096	72	Vein barite
105	106	1	M-69110	86	Vein barite; intense clay alt
128	129	1	M-69136	65	Coarse conglomerate, clay gouge

Table: Silver >/=50 PPM Ag in CH03-2

From	To	Core Length	Sample	Ag PPM	Notes
48.3	49.3	1	M69310	84	Fractures
49.3	50.2	0.9	M69311	131	Vein barite
50.2	51.3	1.1	M69312	90	Fractures
58	59	1	M69320	84	Fractures
100	101	1	M69367	57	Vein barite; CGMss
108.7	109.7	1	M69376	121	Clay; py stringers
112.7	113.7	1	M69380	89	Clay; diss py
113.7	114.7	1	M69381	64	Clay;diss py
118.7	119.7	1	M69387	82	Clay;diss py
134	135	1	M69404	139	Clay; ba network, A
135	136	1	M69405	71	Clay; ba network
136	137	1	M69406	68	Clay; ba network
139	140	1	M69409	58	Clay; ba network
147	148	1	M69418	50	CGM ct, fault
148	149	1	M69419	167	Diss py; B
149	150	1	M69420	80	Diss py
150	151	1	M69421	50	Vein barite
151	152	1	M69422	61	Vein barite

Although not all samples returning higher silver values also contained vein barite, much of the higher grade silver mineralization at Chingolo is strongly associated with barite veins mineralized with galena, chalcopyrite, pyrite, sphalerite, and probably tetrahedrite, particularly in CH03-1.  As seen in outcrop and in networks within the core, there are several orientations to the barite veins.  In general, it was difficult to find convincing correlations between veins and veined horizons from one drill hole to the next using measured core angles from veins and structures within the samples returning elevated silver values.  However, in four cases the core angles, elevated silver values, and similar geochemistry (Ag-Cu-Sb) did line up in a possibly meaningful pattern: A-A’-trench M20 seems to follow a structure with an apparent dip of -80 east in the plane of the drilling, B-B’-trench M11 seem to follow a structure with an apparent dip of -75 east on the plane of the drilling; C-C’-trench M22 although slightly less compelling, may be parallel to A-A’, and D-D’ may be conformable to bedding or some other shallow fabric, here with apparent dips at 87° west in the plane of the drilling.  Notwithstanding these observations, it is important to remember that several orientations may be controlling mineralization simultaneously.  Furthermore, possible controlling structures close to the plane of the drilling may not have been observed and properly appreciated in this drill campaign.

Elevated silver values are found hosted within the horizon with intense, pervasive clay alteration, the main conglomerates, and conglomeratic horizons within the interbedded conglomerates and sandstones (CGMss).  Silver values are relatively subdued within the oxidized horizon, including the possible down dip extension in CH03-1 of rocks returning elevated silver values in trench M22.  Somewhat elevated values in the teens or low twenties (PPM Ag) did persist into the finer grained red rocks in the lower parts of CH03-2, which leads to speculation that either additional favorable and possibly mineralized rocks might lie below this horizon, or that a higher grade core to the system is closer to CH03-2 than to CH03-1, and may lie to the east of CH03-2 at depth.

Silver values showed moderately positive correlations with copper (.65), lead (.65), and antimony (.61) in the geochemical results from core samples.  However, copper and antimony are much more strongly correlated to each other (.73) than are copper and lead (.57).  Zinc is generally depleted where the highest silver values are found.

Geochemical Correlations in Core

	Ag PPM	Cu PPM	Pb PPM	Zn PPM	As PPM	Sb PPM
Ag PPM	1
Cu PPM	0.648504	1
Pb PPM	0.64739	0.565701	1
Zn PPM	0.241103	0.15036	0.383933	1
As PPM	0.339175	0.325844	0.548764	0.315116	1
Sb PPM	0.612639	0.729539	0.495474	0.21003	0.350518	1

All of the pathfinder elements analyzed displayed shoulders of somewhat elevated values above and below the main silver corridor.  However, the relationship between silver and pathfinder elements is different in the lower sandstones of CH03-2 than it is in the conglomerates. In particular, the association of lead with silver is not present in the sandstones, and the correlative values of copper and antimony, while discernible, are very  much subdued.  It might be prudent to re-assay some of the sandstones to see if the somewhat elevated silver values are in fact reproducible.

At the upper ends of both CH03-1 and CH03-2, it is interesting to note that the distribution of antimony and lead seem to have been less affected by surface weathering and oxidation than the other elements.

Alteration and Sulfide Mineralization:

Silicification

In surface conglomerate outcrop and in float downhill to the west of the knob, it is apparent that the conglomerates have been silicified to varying extents, some (represented in the float) quite strongly.  Fine hairline fractures filled with silica are observed in trench material as well.  However, very little substantial silicification was observed in core from CH03-1 and CH03-2.  The little that is present is expressed as weak pervasive silicification in the matrix, and silica within fine fractures cutting clasts.

Clay Alteration

The dominant alteration assemblage intersected in the holes drilled to date is the leaching and clay alteration that bleaches otherwise red and green rocks to a pale white to grey-green.  The clays were soapy to the touch, and stuck to the tongue.  In both holes, this alteration can be sufficiently intense to destroy all primary features within the rock.  Particularly in CH03-2, the highest silver values are clustered in and around this most intensely altered horizon.  No work directed towards identifying clay species has yet been undertaken.

White mica is present in the system, but is generally very fine grained and mixed in with clay, so that it is difficult to estimate its abundance.

Calcite

The bleached and clay altered conglomeratic rocks are not noticeably calcareous.  However, at and below the transition from bleached and grey-green rocks to red rocks there is a pronounced (fugitive) calcite halo around the more altered rocks.  In CH03-1 it extends from 179.45m to 234m, and then wanes.  It is only intermittently developed in CH03-2, but extends from 210.6m to the end of the hole.

Other Carbonates

Unlike calcite, there appear to be one or more species of other carbonates that are not readily reactive with 10% HCl within the mineralized corridor.  They are most probably iron carbonates such as ankerite or siderite, but may also include others, especially lead carbonates.  They can be seen as white to pinkish buff fine-grained rhombic minerals within fractures and cavities in the conglomerate.  Additional work to enhance the understanding of the carbonate mineralogy in the Chingolo system remains to be undertaken.

Barite

Barite is an important mineral at shallow depths in the Chingolo system tested to date.  It occurs as veins, coarse massive clots, and disseminated clusters of bladed crystals both in surface exposures and in core.  It is generally white to pale buff in color.  In core, barite veins are mineralized with galena, chalcopyrite, sphalerite, pyrite, and possibly tetrahedrite.  The galena and chalcopyrite often occur together.  Many of the higher grade silver values occur in samples that also carry barite veins, particularly in CH03-1.  With increasing depth, as in CH03-2, the silver mineralization continues, but barite seems to diminish in abundance and importance.

Base Metal Sulfides

In addition to their presence in barite veins, galena, chalcopyrite, and sphalerite are also disseminated in low concentrations in the conglomerates themselves.  Sphalerite ranges in color from a pale, translucent, amber color (“honey” sphalerite) to a moderate red color.  Tetrahedrite and other dark copper or silver minerals are also present, but those large enough to identify with the eye are only sparsely distributed.

Pyrite

Pyrite is surprisingly abundant, ranging up to 6%/1m, and averaging 2% by volume over the mineralized corridor.  Pyrite mineralization extends a further 40m or so beyond (below) the corridor.  The corresponding pyrite halo above the mineralizing corridor seems less well developed in the holes drilled to date, and is cut off sharply in the oxidized zone, where pyrite has been destroyed.  The country rocks beyond the pyrite halo have very low background sulfide concentrations, much less than 1%.  Pyrite occurs filling fractures, in narrow stringers, rimming clasts, filling interstices or pressure shadows, and as fine disseminations.  It displays various crystal habits, including pyritohedral and cubic euhedra, but is also locally anhedral.  The pyrite is generally fine to very fine-grained in size.  Clasts within the conglomerate are preferentially fractured and sulfidized, but as the intensity of fracturing increases, pyrite-filled fractures propagate through the matrix as well.  Within parts of the intense clay-altered horizon, pyrite occurs as mm-scale disseminated ellipsoidal clots, giving the rock a distinctive speckled appearance.  The distribution of pyrite at Chingolo suggests that most of the pyrite in these rocks is Tertiary pyrite, rather than Ordovician pyrite belonging to clast protoliths.  The extent to which the pyrite has been remobilized locally from the Ordovician clasts rather than being introduced by Tertiary fluids is not yet known.

In many places, pyrite has been flattened and smeared in late slip planes.  Marcasite may also be present in that environment.  In a few places, pyrite nodules to 2mm in diameter were observed in open-spaces associated with vein barite, such as in CH03-2 at 155-156m.

In core, the pyrite frequently appears quite black, partly from being ground, and partly as it weathers to black iron hydroxides.  Jarosite also forms after pyrite on weathered fractures.

Silver values are not directly proportional to pyrite quantities, and there may in fact be pyrite destruction associated with the best silver mineralization.

Other minerals

Disseminated specular hematite is sometimes present within clasts.

Native sulfur has been observed within the mineralizing corridor, as well as some dark yellow and bright orange minerals that are reminiscent of secondary uranium species.  A variety of other very fine grained minerals are present in trace percentages, but have yet to be identified with any confidence.  These include some dark grey metallic minerals, a few very small translucent red crystals, and clear prismatic crystals that do not appear to be quartz.

Low percentages of translucent clear to white gypsum as disseminated crystals and narrow veins are present in the red sandstones and interbedded clastic units well below the mineralized corridor.

Sampling Method and Approach

(a)

Soil sampling

The soil sampling work was an early reconnaissance program designed to obtain a general idea of background and response.  It was completed in late 2002.  Soil samples were collected using hand tools from shallow pits at 200 meter intervals on an orthogonal grid pattern (detailed grid area) and marked in the field with 1m x 5cm x 5cm wooden stakes.  Fifty four samples were collected in this pattern covering an area extending 1,600 meters at an azimuth of 004o by  1,000 meters at 094o (see Figure 743B-03-2).  An additional 7 samples were collected from the area and analyzed with the rest.  It is unclear whether these additional samples are duplicates, selective grab samples of rock fragments, or samples from nearby but separate locations.  Unfortunately, there do not appear to be field notes of any kind describing either sample material or sample setting for the soil samples

(b)

Pit Sampling

One hundred ninety pits were excavated, with a total volume of 742m3.  Pits averaged 4.1m long by 0.5m wide by 1.7m deep, but ranged from 2 to 50m in length, and from 0.2 to 4m in depth.  Two of the historical pits were partially re-opened.  Most pits were oriented with their long axes in a generally northerly direction, presumably to expedite the digging, rather than from any geological considerations.  A few longer cross-pits were oriented in an easterly direction to explore for the eastern limits of the clay alteration and bleaching associated with the mineralizing system.  Pits along the manganese ridge were oriented in a northeasterly direction, again to expedite digging.  Pit spacing was variable, as close as every 20m in the main corridor, but widened to every 40m in flanking areas.  The depth of the pits was determined by the depth at which the pit material became too hard to be broken by the excavator (less weathered bedrock or duricrust).  In a few cases of deep overburden, the depth of the pits was limited by the reach of the bucket and the stability of the pit walls.

Each pit was assigned a unique arbitrary number (M1 through to M190).  The number is also inscribed on the bottom of a stone with felt marker.  The labeled rock was placed at the top of a small cairn at the south or west end of each pit.  WGS 84 UTM coordinates for the south or west end of each pit were measured using a hand-held, non-differential GPS unit.  The accuracy of these coordinates is estimated to be about +/- 8m.  Elevations from both the GPS unit and the altimeter were unreliable.

Excavated material was carefully piled beside the respective pits.  However, one scoop from mid-way down, and one scoop from the bottom of the pit were each placed in separate piles to the side.  The scoop from the bottom of the pit became the source material for the samples sent out for geochemical analysis.  All trench samples were grab samples from this bottom-scoop material.

Twelve pits were not sampled: 5 in overburden (M64, M116, M138, M161 and M164), 4 in sandy tuff (M159, M177, M178 and M179) and 3 in close proximity to other pits that had been sampled (M12, M132 and M146)

A total of 188 grab samples were collected from material scooped from the bottom of the pits.

(c)

Drilling

Drill core was both logged and split on site at Chingolo.  A separate generator and two small trailers were set up at Chingolo to support this work, although most of the actual logging took place outside.  Following sampling, boxes of reference core were hauled back to Providencia in pick-up trucks at the end of each day.  The Chingolo core is presently stored indoors in wooden, lidded core boxes at the Providencia mine-site.

One Canadian geologist and two Argentinian splitters handled the core after it was received from the drill.  The core was washed, measured, logged, and photographed whole.  Sample intervals were laid out on the core using colored lumber crayons.  After sample intervals had been assigned, the core was split in half longitudinally using a rock saw.  Care was taken to clean the saw between samples.  One half of each sample was placed in a labeled plastic bag together with a corresponding numbered tyvek sample tag, and the bag was sealed with packing tape.  The other half of the sample was returned to the core box for future reference.  A duplicate sample tag was stapled to the box at the beginning of each sample.  Sample intervals varied according to geological dictates, but averaged about 1m in core length.  Once bedrock was reached, samples were collected from the entire remaining length of each drill hole.

The core was logged in detail and the rough field logs are included in Appendix B of this report.

Sample Preparation, Analyses, and Security

(a)

Soil sampling

Soil samples were placed in labeled plastic bags, sealed with packing tape, carried by pick-up to Salta, and thence shipped by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation, including drying and sieving to -80 mesh was completed at the ALS Chemex laboratory in Mendoza.  Pulps were then shipped to ALS Chemex in Chile for geochemical analysis.  All soil samples were analysed for Ag, Cu, Pb, Zn, As and Sb.

(b)

Pit Sampling

Pit samples were placed in labeled plastic bags, sealed with packing tape, carried by pick-up trick to Salta, and thence shipped by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation was completed at the ALS Chemex lab in Mendoza.  Pulps were then shipped to ALS Chemex in Chile for geochemical analysis.  At the ALS-Chemex laboratories each sample was analyzed for Ag, Cu, Pb, Zn, As and Sb.  Silver was analysed using the fire assay technique on a 30 gram sample with a final gravimetric determination and a lower detection limit of five PPM and no upper limit     (ALS-Chemex code: Ag-GRA21).  The remaining elements were analyzed using atomic absorption spectrophotometry with multi-acid digestion.  The laboratory also inserted its own quality control samples and carried out duplicate check analyses on a regular basis.  The results of the analyses were reported via email to the relevant persons in Cardero Resource Corp. and final certificates were sent to the Cardero office in Vancouver.

(c)

Drill Core Sampling

Drill core samples were placed in labeled plastic bags together with a corresponding numbered tyvek sample tags, and the bags were sealed with packing tape. The bagged samples were placed in larger rice bags (about 5 samples per bag), driven back to Providencia, and shipped by truck from there to Salta, whence they were forwarded by bus to ALS Chemex in Mendoza, Argentina.  Sample preparation was performed by the ALS Chemex laboratory in Mendoza.  Pulps were then shipped from Mendoza to the ALS Chemex laboratories in Chile for analyses.  All core samples were analyzed for Ag, Cu, Pb, Zn, As, and Sb, using the same technique as for the pit samples.

Either a blank or a standard was inserted at every tenth sample for quality control.  The blanks were composed of late barren dacitic tuff collected from a clean outcrop along the road between Providencia and Chingolo.  The standards had been prepared earlier in the year by ALS Chemex on behalf of Cardero from relatively high grade (Ag) material collected from the Providence Mine.

With regard to security this was a well run, professional field operation managed by a team of three professionals one of whom was always on site.  Drill core and samples were monitored at all times.  The senior author reviewed the complete logging and sampling operation and can attest to the careful and diligent manner in which it was carried out.

Data Verification

All data is digitized and compiled in the field as well as in the local office in the city of Salta and the head office in Vancouver.  Analyses are checked against visual logs to ensure that no unusual statistical variance is present.

The ALS-Chemex laboratories also inserted their own quality control samples and carried out duplicate check analysis on a regular basis.

Samples from surface pits and drill core correlate fairly well, notwithstanding the fact that there is a certain loss from leaching at surface exposures.  Additionally, a suite of samples were taken by personnel of Equity Engineering during their mapping of the main zones of interest in August/September.  The results of their sampling correlate well with all previous sampling.

The authors are satisfied that the data is accurate and fairly represents the grades and extent of mineralization as currently known.

Interpretation and Conclusions

The exploration program successfully confirmed and extended the known distribution of silver mineralization on the Chingolo property.

The Chingolo property contains an area of disseminated silver mineralization which has epithermal characteristics but which may be stratabound as it preferentially mineralizes portions of a late Tertiary, coarsely clastic sequence.  The limits of the mineralization are poorly exposed on surface but mapping, surface geochemistry and trenching indicate that it may be as much as 1,500 meters long (NS) and up to 250 meters wide.  Limited drilling has established that the mineralization extends at least locally to a depth of 150 meters.

While stratigraphy is an important control on mineralization, structure is also important.  Faults may localize the mineralization in an approximate north-south corridor but post mineral faulting may also dislocate parts of this mineralized body.

The geometry of the mineralized system is poorly understood and therefore its ultimate size and shape remain to be defined.  Similarly, it is not known if the best portions of the system have been tested with the limited drilling completed thus far.  Very preliminary data suggest a northerly striking, easterly dipping stratabound system, at least where the present limited drilling has been completed.

Anomalous to low grade silver values occur over core lengths of as much as 110 meters.  However, the best continuous intercepts are as follows:

Drill Hole	Intercept (meters)	Length (meters)	Average, Grade g/t Ag.
CH03-1	40.3-118.0	77.7	25.9
CH03-2	47.3 – 60.0 90.0 – 155.8	12.7 57.8	46.1 36.4

These grades are not economic. Nevertheless the mineralization at Chingolo has many of the characteristics of disseminated, bulk tonnage silver deposits with which the senior author is familiar.  The presence of a pyrite halo is a characteristic which the Chingolo deposit shares with the Waterloo and Langtree deposits in California, the Crede deposit in Colorado and the Hardshell deposit in Arizona.  This characteristic could be used to quickly outline the geometry of the system using induced polarization.

The Chingolo property contains a large, potentially bulk mineable silver deposit which is currently only poorly defined.  Its currently known grades are too low to support a viable mining operation.  However, higher grades may be present in parts of the system currently untested and an exploration program to evaluate this possibility is recommended.

Recommendations

1.

Continue trenching the system to fully outline its surface extent.

2.

Map and sample all trenches and utilize a PIMA instrument to try and vector into the potentially high grade areas.

3.

Complete an induced polarization/resistivity survey over the trace and projected extent of the mineralized system

4.

Test the extent and grades of the mineralization by means of a program of core drilling.

In the authors’ opinion, the character of the property is of sufficient merit to justify the program recommended.

APPENDIX A

Estimated Cost Recommended Program

PROGRAM COSTS

3 month program

			US$
	1. Field Camp and Support costs		45,000.00
	2. Technical Personnel Salaries		30,000.00
	3. Vehicles and Fuel		40,000.00
.	4. Excavator Rental 300 hrs @ $120/hr (all in)		36,000.00
	5. Diamond Drilling 2,000 meters @ $110/meter all in		220,000.00
	7. Assays 2,500 samples@$25 ea		62,500.00
	8. Travel and Accommodation		30,000.00
	9. Telephone, freight, accounting, legal, surveying and miscellaneous support costs		20,000.00
	10. Induced Polarization/Resistivity Survey		30,000.00
	11. Supervision and Consulting		25,000.00
	12. Drafting and final report		8,000.00
		Subtotal	$546,500.00
		Contingency @ 10%	54,650.00
	Total estimated costs (rounded)		US$600,000.00

APPENDIX B

Drill Logs

Upon Request, this appendix is available for inspection at the head office of Cardero Resource Corp. located at Suite 1901-1177 West Hastings Street, Vancouver, BC

APPENDIX C

ASSAY RESULTS

Upon Request, this appendix is available for inspection at the head office of Cardero Resource Corp. located at Suite 1901-1177 West Hastings Street, Vancouver, BC

APPENDIX D

REFERENCES

REFERENCES

Alonso, R.N., J. Viramonte and R. Gutierrez, 1984b:	Puna Austral. Bases para el subprovincialismo geologico de la Puna Argentina. 90 Congreso Geologico Argentino, Actas, I: p. 43-63. Bariloche
Bahlburg, H. 1990a.:	The Ordovician basin in the Puna of Argentina and Chile: geodynamic evolution from back-are to foreland basin. 110 Congreso Geologico Argentino. Actas, II: p. 293-296. San Juan.
Bahlburg, H., C. Breitkreuz and W. Zeil, 1988:

Geology of de Coquena Formation (Arenigian-Llanvirnian) in the NW Argentine Puna: Constraints on geodynamic interpretation. Lecture Notes in Earth Sciences, The Southern Central Andes, Contributions to Structure and Evolution of an Active Continental Margin. Sprigen-Verlag. Vol. 17, p. 71-85. Berlin, Germany.

Chernicoff, C.J., J.P. Richards and E.o. Zappettini, 2002.:	Crustal Lineament Control on Magmetism and Mineralization Northwestern Argentina: Geological, Geophysical and Remote Sensing Evidence. Ore Geology Reviews Vol. 21, p. 127-155.
Cornejo, P. and Pezzutti, N. (2001):	Mapa Metallogenico de la Region Fronteriza entre Argentina, Bolivia, Chile and Peru; Publicacion Geologica Multinacional No. 2; Geological Survey of Canada
Cox, D.P. and Singer, D.A. (1986):	Mineral Deposit Models; USGS Bulletin 1693
Dawson, J.M. and Innes, A.H. (2003)	Report on the Providencia Property, Province of Jujuy, Argentina; Private Report to Cardero Resource Corp.
Graybeal, F.T. (1981):	Characteristics of Disseminated Silver Deposits in the Western United States; in Relations of Tectonics to Ore Deposits in the Southern Cordillera; Arizona Geological Society Digest, Volume XIV.
Heffernan, S. (2003:	Notes of Property Mapping at the Chingolo Prospect, Argentina; Private Report to Cardero Resource Corp.
Hollister, V.F.(1985):	Case Histories of Mineral Discoveries, Volume 1; Discoveries of Epithermal Precious Metal Deposits; AIME
Peralta, C. M & Sureda, R. J.(1992):	Mina La Providencia; un Yacimiento Argentifero en la Puna de Jujuy, Republica Argentina; Actas de iv Congreso Nacional Argentina, Cordova, Argentina
Rojo, Mario Cesar, 2003:	Informe de Impacto Ambiental, Etapa – Exploracion, ANEXO II – LEY: 24587, Mina Aguiliri Expte. 129-C-97. Report for Cardero Resource Corp.
Sillitoe, R.H. (1983):	An Examination of Precious and Base Metal Mineralization in Argentina with Suggestions for Exploration; Private Report to Shell-CAPSA-metals department.
Sureda, R.J., M.A. Galliski, P. Arganaraz y J. Daroca, 1986:	Aspectos Metalogenicos del noroeste Argentina. (Provincias de Salta y Jujuy). Capricornio. 1(1):39-95. Salta.
Turner, J.C.M. 1972:	Puna. Geologia Regional Argentina. Primer Simposio de Geologia Regional Argentina. Academia Nacional de Ciencias. P. 91-116. Corboda.-56
Viramonte, J.G., M. Galliski, V.A. Arana Saavedra, A. Aparicio, L. Garcia Cacho and C. Martin Escorza, 1984b:	El Finivolcanismo Basico de la Depression de Arizaro, Provincia de Salta. 90 Congreso Geologico Argentino, Actas, III: p. 216-233. Bariloche
Vittone, H. (2003):	Personal Communication

APPENDIX E

CERTIFICATES of AUTHORS

JAMES M. DAWSON, P.Eng. Geologist ______________________________________________________________________________________
Suite 860 – 625 Howe Street Vancouver, B.C. V6C 2T6	TEL: (604) 688-8278 FAX: (604) 685-9934 e-mail: jmdawson@direct.ca

CERTIFICATE OF AUTHOR

I, JAMES M. DAWSON, of Vancouver, British Columbia, do hereby certify that:

1.

I am an independent consulting geologist having an office at Suite 860 – 625 Howe Street, Vancouver, British Columbia.

2.

I am a graduate of the Memorial University of Newfoundland, B.Sc. (1960), M.Sc. (1963).  I completed an additional 1 ½ years of postgraduate study at the University of British Columbia (1963-64).

3.

I am a member of the Society of Economic Geologists, a fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geologist for a total of 40 years since my graduation from university.  I am familiar with the geology and mineralization of Red Bed Copper Deposits and epithermal precious metal deposits and have been involved in the examination and exploration of a number of such properties in Canada, USA and Argentina.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.

I am jointly responsible for the preparation of the Technical Report titled “Report of the Chingolo Property, Province of Jujuy, Argentina” and dated November 10, 2003 (the “Technical Report”) relating to the Chingolo Property. I visited the Chingolo Property on June 30, 2003 for 1 day.

7.

I have not had prior involvement with the property which is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, having a stock position and stock options of Cardero Resource Corp.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public , of the Technical Report.

MEGAN A. O’DONNELL, P.Geo. Geologist ______________________________________________________________________________________
Box 1184, 172 Williamsons Landing Road Gibsons, B.C. V0N 1V0	TEL: (604) 886-0322 FAX: (604) 886-0327 e-mail: modon@uniserve.com

CERTIFICATE OF AUTHOR

I, MEGAN A. O’DONNELL, of Gibsons, British Columbia, do hereby certify that:

1.

I am an independent consulting geologist having an office at 172 Williamsons Landing Road, Gibsons, British Columbia.

2.

I am a graduate of McGill University, B.Sc. in Geological Sciences (1984.)

3.

I am a fellow of the Society of Economic Geologists, a fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geologist for a total of 20 years since my graduation from university.  I am familiar with the geology and mineralization of epithermal precious metal deposits and have been involved in the examination and exploration of a number of such properties in Canada and the USA.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.

I am jointly responsible for the preparation of the Technical Report titled “Report of the Chingolo Property, Province of Jujuy, Argentina” and dated November 10, 2003 (the “Technical Report”) relating to the Chingolo Property. I visited the Chingolo property on February 25, 2003 for 1 day, on March 22, 2003 to March 29, 2003 for 8 days, and on April 17, 2003 to May 21, 2003 for 35 days.

7.

I have not had prior involvement with the property which is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public , of the Technical Report.